Global Markets & Investment Banking
One Bryant Park — 8th Floor New York, New York 10036

646-855-6780
September 20, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CoreSite Realty Corporation
Registration Statement on Form S-11/A (SEC File No. 333-166810)
Ladies and Gentlemen:
In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of CoreSite Realty Corporation that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on September 22, 2010 or as soon thereafter as practicable.
Pursuant to Rule 460 under the Act, please be advised that between September 13, 2010 and September 22, 2010, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated September 13, 2010(the “Preliminary Prospectus”):

No. of Copies
Prospective Underwriters	6,758
Dealers	0
Institutions	17
Others	1,325
Total	8,100
In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
Very truly yours,
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
CITIGROUP GLOBAL MARKETS INC.
RBC CAPITAL MARKETS CORPORATION
As Representatives
By:    MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A.H. Allong
	Name:	Michele A.H. Allong
	Title:	Authorized Signatory Equity Capital Markets - Execution Services